Mail Stop 4561

				January 5, 2006

Jack Harper
BSI2000, Inc.
12600 West Colfax Ave. Suite B410
Lakewood, Colorado, 80215

Re:	BSI2000, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30,
2005
and September 30, 2005
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
File No. 000-28287

Dear Mr. Harper:

	We have reviewed your response letter dated November 11, 2005 and the above referenced filings and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB/A for the year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 5 - Convertible Debt, page F-12

Prior Comment Number 1

1. You indicate in your response that the Cornell Debentures involve
a significant discount (i.e., 20%). Clarify why you consider the Cornell Debentures to include a significant discount. In this regard, for each debt issuance, tell us the par value of the debt issued as well as the gross proceeds received. Note that EITF 98-5 or 00-27 is not applicable when the embedded conversion feature is bifurcated under SFAS 133 and 00-19. Therefore, the beneficial conversion feature would not be calculated under EITF 98-5 if the embedded derivative is bifurcated. Further, it is not evident from your response how the call option within the Cornell Debentures was evaluated in accordance with DIG B16 and paragraph 13 of SFAS 133. That is, the analysis does not appear to be completed. Please advise.

Prior Comment Number 3

2. We note your use of the Black-Scholes Option Valuation Model. Tell us why the model includes a "put option value". Further, your valuation techniques and assumptions in determining the fair value of each embedded conversion feature should be disclosed within your periodic filings (i.e., critical accounting policies, footnotes to financial statements). Please advise.

3. We note the journal entries used to set-up the derivative liability included a debit to "additional paid-in-capital." Be advised that this debit should be charged against the proceeds
received (i.e., the convertible debentures) not "APIC."   In this
regard, the debit would create a discount for the debt and any excess would be expensed.

Note 7 - Stockholders` Equity, page F-14

Warrants, page F-15

Prior Comment Number 4

4. We note in your response that at a conversion price of $0.01 per share, you would not have sufficient shares to satisfy all of the Cornell conversions. As such, it appears that your warrants would not meet the paragraph 19 analysis in EITF 00-19 and should be accounted for as a liability. Note that paragraph 3 in section II B
1 of the Current Accounting and Development Issues in the Division of
Corporation Finance, located on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf, states that when analyzing instruments under EITF 00-19, the probability of the event occurring is not a factor. Said differently, the mere possibility, no matter how remote, that the Company would be required to settle the conversion of the debt at a market price of $.01 would preclude you from classifying the warrants as equity. Note that it is possible that the market price might trade below $.01.

Form 8-K filed November 7, 2005

5. We note the convertible debentures issued on November 3, 2005 as well as the registration rights agreement filed as exhibit 99.3 and the liquidated damages clause included within the registration rights agreement and have the following comments:

* Explain how you considered whether the registration rights agreement causes the embedded conversion derivative to meet the definition of a derivative in accordance with SFAS 133.
* Tell us whether management considers the embedded derivative to be a freestanding or embedded financial instrument. Cite supporting accounting literature in your response.

6. We note that the liquidated damages can be paid, at Cornell`s option, in either a cash amount or shares of your common stock. Tell us more about the stock payout option. In this regard, clarify how you calculate the amount of shares that would be issuable. Further, is there a cap on the amount of shares that you would owe Cornell if they opted for net share settlement? If so, what is that cap amount?
If not, how does this lack of a cap impact your paragraph 19 of EITF
00-19 analysis as it relates to other issued convertible debentures or warrants?

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.


	You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,



Stephen Krikorian
Accounting Branch Chief

Jack Harper
BSI2000, Inc.
January 5, 2006
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